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Filed pursuant to Rule 424(b)(5)
Registration No. 333-190375

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell nor do they seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated August 5, 2013

Preliminary Prospectus Supplement (to Prospectus Dated August 5, 2013)

7,261,844 Shares

Advent Software, Inc.

Common Stock

        We are offering 7,261,844 shares of our common stock. All of the shares of our common stock in this offering are being sold by the selling stockholders identified in this prospectus supplement. We will not receive any of the proceeds from the sale of the shares of our common stock being sold by the selling stockholders.

        We intend to purchase from the underwriters 1,600,000 of the 7,261,844 shares of our common stock that are the subject of this offering at a price of $            per share, which is the price that the underwriters will purchase such shares from the selling stockholders in this offering.

        Our common stock is listed on The NASDAQ Global Select Market under the symbol "ADVS." The last reported sale price of our common stock on August 2, 2013 was $30.50 per share.

        Investing in our common stock involves certain risks. See "Risk Factors" beginning on page S-9.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Price to public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to selling stockholders (before expenses)	$	$

(1)
No discount or commission will be paid to the underwriters with respect to the shares purchased by us in the offering.

        The selling stockholders named in this prospectus supplement have granted the underwriters an option, for a period of 30 days from the date of this prospectus supplement, to purchase up to 1,089,277 additional shares of our common stock. We will not receive any proceeds from the sale of shares of common stock to be offered by the selling stockholders.

        The underwriters expect to deliver the shares of common stock to investors on or about August     , 2013.

J.P. Morgan	BofA Merrill Lynch	Jefferies

Sandler O'Neill + Partners, L.P.	Wedbush Securities Inc.

The date of this prospectus supplement is                        , 2013.

PROSPECTUS SUPPLEMENT

        Neither we, the selling stockholders, nor the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus supplement, the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we, the selling stockholders nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling stockholders are not and the underwriters (or any of their respective affiliates) are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of such document. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates the information contained or incorporated by reference in the accompanying prospectus. The second part is the accompanying prospectus, which contains more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with any documents incorporated by reference herein and therein and the additional information described below under the heading "Where You Can Find More Information; Incorporation of Certain Documents by Reference" in their entirety before making an investment decision. To the extent there is a variation between information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus, on the other hand, you should rely on the information in this prospectus supplement.

        If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

        Unless expressly stated or the context otherwise requires, the terms "we", "our", "us", the "Company" and "Advent" refer to Advent Software, Inc. and its subsidiaries. Unless otherwise indicated, all references to number of shares and to per share information (except shares authorized) have been retroactively adjusted to reflect a two-for-one stock split which occurred on January 18, 2011 and references to share prices after July 9, 2013 include a downward adjustment by NASDAQ of $9.00 to the price of our common stock in connection with a special cash dividend paid on July 9, 2013.

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors."

 Overview

        Advent Software, Inc. was founded and incorporated in 1983 in California and reincorporated in Delaware in November 1995. We offer software products and services for automating and integrating certain mission-critical functions across the investment management organization, as well as between the investment management organization and external parties. Our products are intended to increase operational efficiency, improve the accuracy of client information and enable better decision-making. Each solution focuses on specific data and work flows of the investment management organization (portfolio accounting and reporting; trade order management and post-trade processing; research management; account management; and custodial reconciliation) and is designed to meet the needs of a particular market segment of the investment management industry, as determined by size, assets under management and complexity of the investment process.

        Our business derives revenues from the development, marketing and sale of software products, hosting services, data interfaces and related maintenance and services that automate, integrate and support certain mission-critical functions of investment management organizations around the world.

Our Market

        The demand we see for our products and services is coming from: new firm formation, new business lines and combinations of business lines created in existing client firms, replacement of legacy and competitor systems, and expansion of our existing customer relationships. Supporting these demand drivers are the underlying secular trends we see in the industry. We anticipate these trends, which drive demand for Advent solutions, will continue:

  •
  Globalization and growth of wealth.  Developed nations and developing nations such as India, China, Russia, and Brazil are building wealth that will lead to an increase in professional investment managers and the creation of sovereign wealth funds. Additionally, as a result of the downsizing at large banks, investment professionals have been leaving to form their own firms.

  •
  Increased transparency, efficiency and risk management.  Firms continue to focus on operational risk, resulting from discoveries of fraud during the financial crisis and concerns regarding transparency and counterparty exposure. This continued focus leads investment management firms to "shadow" their custodian's books to ensure their accuracy, drives investor demand for institutional-grade operations, and has led many firms to automate the documentation of their investment process through research management software.

  •
  Regulatory changes.  Our customers must comply with rules, regulations, directives, and standards from governmental and self-regulating organizations, among others. We develop, configure, and market software products and services to assist customers in meeting those requirements, including the evolving requirements in the US and the European Union. For example, among the Dodd-Frank Wall Street Reform and Protection Act of 2010's provisions is a requirement that bank holding companies divest proprietary trading desks, as well as a requirement that hedge funds register with the SEC as investment advisors and provide information about their trades and portfolios. We expect these two changes to increase the number of firms in our addressable market and motivate more firms to develop their systems infrastructure and research management processes to mitigate exposure.

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  Technological paradigm shift.  Increased demand for software delivery options including Software-as-a-Service (SaaS), cloud-based services, and information access through mobile devices. Continued evolution from non-integrated solutions with inefficient workflows to automated end-to-end solutions offering enhanced control and visibility. Heightened focus on social media's value to help strategically connect and inform customers.

        In this climate, our clients need to operate more efficiently, enhance investor confidence and ensure compliance. As a result, our clients leverage Advent to automate and integrate their mission-critical and labor-intensive functions, including:

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  Portfolio accounting, performance measurement and report generation;

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  Investment decision support;

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  Trade order management and compliance;

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  Client relationship management;

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  Straight-through-processing that includes connectivity and data integration;

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  Margin and finance management; and

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  Research management.

        We believe that the total addressable market is approximately $4 billion, of which Advent's current addressable market is $1 billion. Celent Research estimates that buy-side information technology spending globally grew from $14.5 billion in 2010 to a projected $18.0 billion in 2013, representing a compounded annual growth rate of 7.5%.

Our Clients and Business Model

        Our full suite of software products and services manage the front to back offices of a large number of financially sophisticated customers. At June 30, 2013, we served approximately 4,400 customers. Advent's clients are investment management firms and service providers that manage, advise and perform recordkeeping functions on financial assets. Examples of these institutions include global and U.S.-based asset managers, wealth managers, registered investment advisors, prime brokers, fund administrators, hedge funds, family offices, broker dealers, foundations, pension funds, endowments, and funds of funds. We believe our extensive set of solutions allows us to serve the broadest set of buy-side advisors and customers. Our diverse client base ranges from small firms to some of the largest institutional investment firms in the world. For example, in 2012 approximately 75 of our clients had assets under management in excess of $50 billion, approximately 340 clients had between $5 billion and $50 billion, approximately 750 had $1 billion to $5 billion, approximately 465 had $0.5 billion to $1 billion and approximately 2,780 had under $0.5 billion.

        We provide our wide variety of products and services primarily through a term license model. Customers purchase a license to use our software for a fixed period of time and we recognize the license revenue ratably over the length of the contract. We also provide some of our solutions on-demand or on a subscription basis.

        We continue to focus on growing our recurring revenues. Effective with the first quarter of 2011, we changed our presentation of the components of net revenues to recurring and non-recurring to reflect the predominant nature of our sources of revenue. Recurring revenues are comprised of term license, maintenance from legacy perpetual arrangements, and other recurring revenues. Non-recurring revenues are comprised of professional services and other revenues which now include perpetual license fees.

        Total recurring revenues have become our predominant source of revenues, comprising 89% of total net revenues in both 2010 and 2011, 90% in 2012 and 92% in the first six months of 2013, and we expect to continue to derive a significant portion of our revenues from our clients' renewal of term license, perpetual maintenance and other recurring revenue contracts. These recurring revenue sources provide us with increased ability to make strategic decisions to invest in our business while remaining confident that our operating results will be reasonably predictable. From 2006 to 2012, our recurring revenues have increased at an over 16% compounded annual growth rate (CAGR). Additionally, through the process of recognizing term license revenue ratably over the length of the contract, we record deferred revenue. Deferred revenue was $154 million at the end of 2010, $175 million at the end of 2011 and $183 million at the end of 2012. Since 2006, deferred revenues have been increasing at an over 15% CAGR. In addition, we have strong revenue and operating cash flows. Total revenue in 2010, 2011 and 2012 was $284 million, $326 million and $359 million, respectively, and operating cash flows in 2010, 2011 and 2012 were $76 million, $83 million and $87 million, respectively.

Software Products and Services

        Advent software products are intended to automate those mission-critical functions in the investment management process that will increase operational efficiency, improve client relationships, facilitate timely regulatory compliance, enhance client reporting and enable better decision-making. For the most part, pricing is determined by the software products purchased, the size of the implementation, and the customer's assets under management.

        These solutions are comprised of various combinations of Advent software products (delivered on premise and, more recently, also through the cloud in a SaaS model), data integration tools, and professional services. Our product revenues are derived principally from software products delivered on premise. Our SaaS-based product offerings currently include Advent OnDemand, which includes our product offerings delivered over the web and hosted either by Advent or by a third party, and Black Diamond, which is web-based and hosted by Advent.

Employees

        As of June 30, 2013, we had 1,143 employees, including approximately 465 in client services and support, 181 in sales and marketing, 329 in product development and 168 in general and administration. Of these employees, 896 were located in the United States and 247 were based outside the United States.

Corporate Information

        Our principal executive offices are located at 600 Townsend Street, San Francisco, California 94103, and our telephone number is (415) 543-7696. Our internet address is www.advent.com. The information on our Internet website is not incorporated by reference in this prospectus, and you should not consider it to be a part of this document. Our website address is included as an inactive textual reference only.

Recent Developments

        On June 13, 2013, we announced a one-time special cash dividend of $9.00 per share, the Special Dividend. We paid the Special Dividend in an aggregate amount of $470.1 million on July 9, 2013 to stockholders of record at the close of business on July 1, 2013. In July 2013, we paid $5.4 million to holders of stock options and stock appreciation rights (SAR) in connection with equity award modifications made in connection with the Special Dividend. On June 12, 2013, we entered into an

Amended and Restated Credit Agreement, the Credit Agreement, which amends and restates our prior credit agreement dated November 30, 2011. The Credit Agreement provides for (i) a $200 million revolving credit facility, with a $25 million letter of credit sublimit and a $10 million swingline loan sublimit and (ii) a $225 million term loan facility. To fund the Special Dividend payment, we drew down an aggregate $350 million ($225 million and $125 million in June and July 2013, respectively) of debt under the Credit Agreement. We expect to borrow an additional $25 million under the Credit Agreement in connection with the stock repurchase to occur in connection with this offering.

The Offering

Common stock offered by the selling stockholders	7,261,844 shares of common stock (8,351,121 shares if the underwriters exercise in full their option to purchase additional shares)
Shares to be sold to the public	5,661,844 shares of common stock (6,751,121 shares if the underwriters exercise in full their option to purchase additional shares)
Company share repurchase
Subject to the completion of this offering, we intend to purchase up to 1,600,000 shares being offered by the selling stockholders at a price equal to the price at which the underwriters will purchase such shares from the selling stockholders. The repurchased shares will be retired and returned to the status of authorized and unissued shares. In connection with the share repurchase, we intend to draw down debt of $25.0 million.
Our common stock is listed on The Nasdaq Global Select Market under the symbol	ADVS
Use of proceeds
All of the shares of common stock being offered under this prospectus are being sold by the selling stockholders. Accordingly, we will not receive any proceeds from the sale of shares by the selling stockholders.
Shares to be outstanding after this offering and the share repurchase	50,776,130 shares of common stock

        Unless otherwise indicated, all share information in this prospectus supplement is based on the number of shares of common stock outstanding as of July 31, 2013 and excludes:

  •
  an aggregate of 7,732,030 shares of common stock that are subject to outstanding awards under the 2002 Stock Option Plan, 1998 Non-statutory Stock Option Plan and 1995 Director Option Plan;

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  an aggregate of 2,677,056 shares of common stock that are available and reserved for future issuance under the 2002 Stock Option Plan; and

  •
  an aggregate of 1,491,871 shares of common stock that are reserved for future issuance under the 2005 employee stock purchase plan.

        Unless otherwise indicated, this prospectus supplement assumes no exercise of the underwriters' option to purchase up to 1,089,277 additional shares of our common stock from the selling stockholders.

SELECTED CONSOLIDATED BALANCE SHEET DATA

        The following table sets forth selected components of our consolidated balance sheet as of June 30, 2013:

  •
  on an actual basis;

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  on a pro forma basis to reflect (i) a drawdown of $125.0 million under the Credit Agreement on July 5, 2013; (ii) the payment of the Special Dividend of $470.1 million on July 9, 2013; and (iii) the payment of $5.4 million to option and SAR holders on July 15, 2013 in connection with equity award modifications made in connection with the Special Dividend; as if the transactions had been consummated on June 30, 2013; and

  •
  on a pro forma as adjusted basis to give further effect to an additional drawdown of $25.0 million under the Credit Agreement to facilitate the repurchase of 1,600,000 shares of common stock from the underwriters at an assumed price of $30.50 per share, which is the closing price of our common stock as reported on The Nasdaq Global Select Market on August 2, 2013, for an aggregate purchase price of $48.8 million; as if the transactions had been consummated on June 30, 2013.

	June 30, 2013 (unaudited)
(in $ thousands)	Actual	Pro Forma	Pro Forma As Adjusted
Cash, cash equivalents, short and long-term marketable securities	403,986	53,492	29,692
Total assets	824,570	474,076	450,276
Accrued liabilities	40,159	34,798	34,798
Dividends payable	470,133	—	—
Short and long-term debt	225,000	350,000	375,000
Total liabilities	939,383	588,889	613,889
Common stock	522	522	506
Additional paid-in capital	24,582	24,582	23,829
Accumulated deficit	(146,271)	(146,271)	(194,302)
Total stockholder's deficit	(114,813)	(114,813)	(163,613)
Total liabilities and stockholders' deficit	824,570	474,076	450,276
Leverage ratio(1)	2.24x	3.49x	3.74x
(Covenant: 4.00x)
Interest coverage ratio	32.9x	11.4x (2)	10.7x (2)
(Covenant: 2.50x)

(1)
Based on LTM 6/30/13 EBITDA of $100.4 million as calculated for covenant purposes.

(2)
Based on estimated annual interest expense, calculated using Q2 2013 actual pricing (2.44% on the term loan, 2.45% on the revolver and unused line fees of 0.375%), as if the debt had been outstanding for a full year.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information included in this prospectus, any prospectus supplement and the documents incorporated by reference herein or therein, before making an investment decision. The risks and uncertainties described in this prospectus and the documents incorporated by reference herein are not the only risks we face. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business.

If our existing customers do not renew their term license, perpetual maintenance or other recurring contracts, our business will suffer.

        Total recurring revenues, which we define as term license, maintenance from perpetual arrangements, other recurring revenue and Asset Under Administration (AUA) fees for certain perpetual arrangements, represented 92%, 90% and 89% of total net revenues during the first half of 2013 and fiscal years 2012 and 2011, respectively. We expect to continue to derive a significant portion of our revenue from our clients' renewal of term license, perpetual maintenance and other recurring contracts and such renewals are critical to our future success. Some factors that may affect the renewal rate of our contracts include:

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  The impact of the economic environment and market volatility on our clients and prospects;

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  The impact of customers consolidating or going out of business;

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  The price, performance and functionality of our solutions;

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  The availability, price, performance and functionality of competing products and services;

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  The effectiveness of our maintenance and support services; and

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  Our ability to develop complementary products and services.

        Most of our base of perpetual license customers have historically renewed their annual maintenance although our customers have no obligation to renew such maintenance after the first year of their license agreements. Our perpetual license maintenance revenues have been trending downward and decreased 2%, 5% and 3% during the first half of 2013 and fiscal years 2012 and 2011, respectively. In addition, market downturns, such as the downturn beginning in the fall of 2008 and subsequent market fluctuations, and other factors have caused, and may in the future cause, some clients not to renew their maintenance; reduce their level of maintenance; not renew their term license contracts; or renew such term licenses for fewer products or users, all of which adversely affects our renewal rates and revenue from these customers. Our renewal rates are based on cash collections and are disclosed one quarter in arrears. Our reported quarterly renewal rate for perpetual maintenance and term license renewals may fluctuate. For example, our disclosed quarterly renewal rates during 2011 and 2010 were higher than the corresponding periods in 2009, but below those in 2008, and our disclosed quarterly renewal rates for 2012 fluctuated both above and below the previous year's rates. Decreases in renewal rates reflect reduced maintenance expenditures, reduced term license renewals, customer attrition, and reductions in products licensed or number of users by clients, as well as from slower payments received from renewal clients.

        We have relatively limited experience with renewals of our term license contracts. We have even less experience with renewals of certain other recurring contracts, such as our SaaS-based offerings, Advent OnDemand and Black Diamond which we acquired in June 2011. Our customers have no obligation to renew their term license or other recurring contracts and given the relatively limited number of years in which we have experience renewing term license and other recurring contracts and fluctuations in term license renewal rates, it is difficult to predict expected renewal rates. Additionally, we cannot predict whether the renewals will be less advantageous to us than the original term or other recurring contract. For example, the renewal periods for our term license contracts are typically shorter than our original term license contract and customers may request a reduction in the number of users or products licensed, resulting in a lower annual term license. Further, customers may elect to not renew their term license or other recurring contracts at all. We may incur significantly more costs in securing our term license or other recurring contract renewals than we incur for our perpetual maintenance renewals. If our term license or other recurring contract customers renew under terms less favorable to us or choose not to renew their contracts, or if it costs significantly more to secure a renewal for us, our operating results may be harmed.

Our sales cycle is long and we have limited ability to forecast the timing and amount of specific sales and the timing of specific implementations.

        The licensing of our software products and services often requires prospective customers to provide significant executive-level sponsorship and to make major systems architecture decisions. As a result, we must generally engage in relatively lengthy sales and contracting efforts. Sales transactions may therefore be delayed during the customer decision process because we must provide a significant level of education to prospective customers regarding the use and benefit of our products. Our business and prospects are subject to uncertainties in the financial markets that can cause customers to remain cautious about capital and information technology expenditures, particularly in uncertain economic environments, or to decrease their information technology budgets as an expense reduction measure. The sales cycle associated with the purchase of our solutions is typically between two and twelve months depending upon the size of the client, and is subject to a number of significant risks that have impacted our sales and over which we have little or no control, including broader financial market volatility, adverse economic conditions, customers' budgeting constraints, internal selection procedures, and changes in customer personnel, among others.

        As a result of a lengthy and unpredictable sales cycle, we have limited ability to forecast the timing and amount of specific perpetual license sales, or term license, Advent OnDemand and Black Diamond sales which we report quarterly as annual contract value (ACV) bookings. The timing of large individual license sales is especially difficult to forecast, and we may not be successful in closing large license transactions on a timely basis or at all. Customers may postpone their purchases of our existing products or product enhancements in advance of the anticipated introduction of new products or product enhancements by us or our competitors. Accordingly, our level of ACV bookings in any particular period is subject to significant fluctuation. For example, during 2011, our ACV bookings increased by 6%, compared to 2010. During 2012, our ACV bookings decreased by 3% compared to 2011. During the second quarter of 2013, our ACV bookings decreased by 23% compared to the first quarter of 2013.

        When a customer purchases a term license together with implementation services, we do not recognize any revenue under the contract until the implementation services are substantially complete. The timing of large implementations is difficult to forecast. Customers may delay or postpone the timing of their particular projects due to the availability of resources or other customer specific priorities. If we are not able to complete an implementation project for a term license in a quarter, it will cause us to defer all of the contract revenues to a subsequent quarter. Because our expenses are relatively fixed in the near term, any shortfall from anticipated revenues could result in a significant variation in our operating results from quarter to quarter.

Our current operating results may not be reflective of our future financial performance.

        We derive most of our revenue from recurring sources. During the first half of 2013 and fiscal years 2012 and 2011, we recognized 92%, 90% and 89%, respectively, of total net revenues from recurring sources. We generally recognize revenue from these sources ratably over the terms of these agreements, which typically range from one to three years. As a result, almost all of our revenues in any quarter are generated from contracts entered into during previous periods.

        Consequently, a significant decline in new business generated in any quarter may not materially affect our results of operations in that quarter but will have an impact on our revenue growth rate in future quarters. We also experience fluctuations and seasonality in our new business generated each quarter. For example, ACV in the second quarter of 2013 decreased by 7% compared to ACV bookings in the comparable 2012 period and decreased by 23% compared to the first quarter of 2013. ACV for fiscal 2012 decreased 3% compared to fiscal 2011. Additionally, a decline in renewals of term agreements, maintenance or data and other subscription contracts during a quarter will not be fully reflected in our financial performance in that quarter. For example, because we recognize revenue ratably, the non-renewal of term agreements or maintenance contracts late in a quarter may have very little impact on revenue for that quarter, but will reduce revenue in future quarters. In addition, we may be unable to adjust our costs in response to reduced revenue.

        Further, because of the large percentage of revenue from recurring sources in our term license business model, our historical operating results on a generally accepted accounting principles (GAAP) basis will not necessarily be the sole or most relevant factor in predicting our future operating results. Accordingly, we report certain non-GAAP or operational information, including our quarterly bookings metrics (expressed as ACV) and maintenance and term license renewal rates, that is intended to provide investors with certain of the information that management uses as a basis for planning and forecasting of future periods. However, we believe that undue reliance should not be placed upon non-GAAP or operating information because this information is neither standardized across companies nor subjected to the same control activities and audit procedures that produce our GAAP financial results.

Uncertain economic and financial market conditions adversely affect our business.

        The market for investment management software systems has been and may in the future be negatively affected by a number of factors, including reductions in capital expenditures by customers and volatile performance of major financial markets. For example, U.S. and European economies showed signs of weakening during periods in 2012 due to the growing uncertainty about the fate of the eurozone and continued weakness in U.S. labor markets. With this volatile environment and general uncertainty as a backdrop, our customers became cautious and slowed buying decisions which elongated some sales and cash collection cycles. Also, our new contract bookings, revenue, renewal rates and cash collections were lower than expected during 2012, especially in Europe and the Middle East, and may continue in 2013. Market conditions have also impacted our performance in the past. For example, macroeconomic concerns in 2011 and again in 2012, such as the European default risk and U.S. debt ceiling debate, resulted in a cautious buying environment and elongated sales cycles in some instances. Also, during the fall of 2008 through 2010, we experienced some clients and prospects delaying or cancelling additional license purchases, while others went out of business, reduced personnel, or were acquired. The target clients for our products include a range of financial services organizations that manage investment portfolios. The success of many of our clients is intrinsically linked to the health of the financial markets. The demand for our solutions has been and continues to be disproportionately affected by fluctuations, disruptions, instability and downturns in the economy and financial services industry, which may cause clients and potential clients to exit the industry or delay, cancel or reduce any planned expenditures for investment management systems and software products.

        In addition, the failure of existing investment firms or the slowdown in the formation of new investment firms could cause a decline in demand for our solutions. Consolidation of financial services firms and other clients will result in reduced technology expenditures or acquired customers using the acquirer's own proprietary software and services solutions or the solutions of another vendor. In some circumstances where both acquisition parties are customers of Advent, the combined entity may require fewer Advent products and services than each individually licensed prior to becoming a combined entity, thus reducing our revenue. Challenging economic conditions may also cause our customers to experience difficulty with gaining timely access to sufficient credit or our customers may become unable to pay for the products or services they have purchased, which could result in their inability to fulfill or make timely payments to us. If that were to occur, our ability to collect receivables would be negatively affected, and our reserves for doubtful accounts and write-offs of accounts receivable may increase.

        We have in the past experienced a number of market downturns in the financial services industry and resulting declines in information technology spending, which has caused longer sales and contracting cycles, deferral or delay of information technology projects and generally reduced expenditures for software and related services. The severity of the market downturn and volatility and uncertainty in the financial markets and the financial services sector in the last several years makes it difficult for us to forecast operating results and may result in a material adverse effect on our revenues and results of operations in the longer term.

        The market downturn beginning in the autumn of 2008 and subsequent economic uncertainty caused, and other downturns in the future may cause clients not to renew their term licenses or perpetual license maintenance. Also, significant declines in market value of our clients affect their Assets Under Administration (AUA) or Assets Under Management (AUM). Consequently, we may also experience a decline in the ACV of bookings since the pricing of some of our products is based upon our client's AUA or AUM. Furthermore, we have some contracts for which clients pay us fees based on the greater of a negotiated annual minimum fee or a calculated fee that is determined by the client's AUA or AUM. If a client previously paid us based on the calculated fee, rather than the annual minimum fee, we would experience a decline in revenue as a result of any decline in those clients' AUA or AUM.

Borrowings under our credit agreement could limit our available working capital, adversely affect our financial results and ability to operate our business and must be repaid in full if we fail to comply with certain covenants.

        In June 2013, we entered into the Restated Credit Agreement which provides us (i) a $225 million term loan facility and (ii) a $200 million revolving credit facility, with a $25 million letter of credit sublimit and a $10 million swingline loan sublimit. We have in the past, and may in the future, borrow under the Restated Credit Agreement in order to fund working capital requirements, make share repurchases of our common stock, pay dividends or fund acquisitions. In addition, if our anticipated cash flow from our recurring sources of revenue is materially impaired due to customer defaults or failure to renew term licenses, other recurring agreements or maintenance contracts, our ability to meet our debt service payment obligations or continue to meet the contractual covenants may be impaired, and our ability to make further borrowings may be compromised.

        As a result of the Special Dividend declared in June 2013, we had a stockholders deficit balance on our balance sheet as of June 30, 2013. To fund the Special Dividend payment on July 9, 2013, we drew down an aggregate $350 million ($225 million and $125 million in June and July 2013, respectively) of debt under our Restated Credit Agreement. In connection with our proposed share repurchase in this offering, we anticipate drawing down an additional $25 million. As a result of these collective borrowings, we will be obligated to make periodic principal and interest payments on the debt of approximately $29 million annually. This amount will fluctuate due to interest rates and future borrowings. Our ability to make payments on our indebtedness and to fund planned working capital requirements will depend on our ability to generate cash flow in the future. In addition, the existence of this indebtedness could have adverse consequences. For example, it could:

  •
  Require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund acquisitions, working capital, capital expenditures, research and development efforts and other general corporate purposes;

  •
  Increase our vulnerability to and limit our flexibility in planning for, or reacting to, change in our business and the industry in which we operate:

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  Expose us to the risk of increased interest rates as borrowings under our Restated Credit Agreement are subject to variable rates of interest;

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  Place us at a competitive disadvantage compared to our competitors that have less debt; and

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  Limit our ability to borrow additional funds.

        Our continued ability to borrow under our credit agreement is subject to compliance with certain financial and non-financial covenants. The financial covenants require us to maintain compliance with a consolidated leverage ratio and a consolidated interest coverage ratio. Our failure to comply with such covenants could cause default under the agreement, and we may then be required to repay such debt with capital from other sources. Under those circumstances, other sources of capital may not be available to us, or be available only on unfavorable terms. In the event of a default which is not remedied within the prescribed timeframe, the assets of the Company (subject to the amount borrowed) may be attached or seized by the lender.

We operate in a highly competitive industry.

        The market for investment management software is competitive and highly fragmented, is subject to rapid change and is sensitive to new product introductions and marketing efforts by industry participants. Our largest single source of competition is from proprietary systems used by existing and potential clients, many of whom develop their own software for their particular needs and therefore may be reluctant to license software products offered by third party vendors such as Advent. We also face significant competition from other providers of software and related services as well as providers of outsourced services. Many of our competitors have longer operating histories and greater financial, technical, sales and marketing resources than we do. In addition, consolidation has occurred among some of the competitors in our markets. Competitors vary in size, scope of services offered and platforms supported. In recent years, many of our competitors have merged with each other or with other larger third parties, and it is possible that even larger companies will emerge through additional acquisitions of companies and technologies. Consolidation among our competitors may result in stronger competitors in our markets and may therefore either result in a loss of market share or harm our results of operations. In addition, we also face competition from potential new entrants into our markets that may develop innovative technologies or business models, particularly for SaaS businesses where barriers to entry are relatively lower. Furthermore, competitors may respond to weak market conditions by lowering prices, offering better contractual terms and attempting to lure away our customers and prospects with lower cost solutions. We cannot guarantee that we will be able to compete successfully against current and future competitors or that competitive pressure will not result in price reductions, reduced operating margins or loss of market share, any one of which could seriously harm our business.

        We also must continue to introduce new products and product enhancements. The market for our products is characterized by rapid technological change, changes in customer demands, evolving industry standards and new regulatory requirements. New products based on recent technologies or new industry standards can render existing products obsolete and unmarketable. As a result, our future success will continue to depend upon our ability to develop or acquire new products and product enhancements that address the needs of our target markets and respond to their changing standards and practices. We continue to release numerous products and product upgrades and we believe our future success depends on continuing such releases. Additionally, in October 2008, we acquired Tamale

Software which enables us to offer a new product in the nascent research management field and in March 2010, Advent Norway AS acquired Goya AS to allow us to provide transfer agency-related solutions to mutual fund managers and mutual fund distributors. In addition, in February 2011, Advent Software, Inc. acquired Syncova Solutions, Ltd., a United Kingdom-based company that provides margin management and debt finance reconciliation and optimization software and in June 2011, we acquired Black Diamond, a Florida-based company that provides a web-based, outsourced portfolio management and reporting platforms for investment advisors. However, we cannot be certain whether these products will meet anticipated sales projections or will be broadly accepted in the market, whether a market will develop as expected for these new products or whether we will continue to introduce more products.

        We may not be successful in developing, introducing, marketing and licensing our new products or product enhancements on a timely and cost effective basis, or at all, and our new products and product enhancements may not adequately meet the requirements of the marketplace or achieve market acceptance. Delays in the commencement of commercial shipments of new products or enhancements or delays in client implementations or migrations may result in client dissatisfaction and delay or loss of product revenues. Additionally, existing clients may be reluctant to go through the process of migrating from our Axys product to our Advent Portfolio Exchange (APX) product, which may slow the migration of our customer base to APX. In addition, clients may delay purchases in anticipation of new products or product enhancements. Our ability to develop new products and product enhancements is also dependent upon the products of other software vendors, including certain system software vendors, such as Microsoft Corporation, database vendors, Software-as-a-Service providers, and development tool vendors. If the products of such vendors have design defects or flaws, are unexpectedly delayed in their introduction, are unavailable on acceptable terms, or the vendors exit the business, our business could be seriously harmed.

We depend heavily on our Geneva®, Advent Portfolio Exchange®, Axys® and Moxy® products.

        We derive a majority of our net revenues from the license and maintenance revenues from our Geneva, Advent Portfolio Exchange (APX), Axys and Moxy products. In addition, Moxy and many of our applications, such as Partner and various data services, have been designed to provide an integrated solution with Geneva, APX and Axys. As a result, we believe that for the foreseeable future a majority of our net revenues will depend upon continued market acceptance of Geneva, APX, Axys and Moxy, and upgrades to those products.

Our operating results may fluctuate significantly.

        Most of our revenue comes from recurring sources which grew to 92% in the first half of 2013, from 90% in 2012 and from 89% in both 2011and 2010, respectively. During fiscal 2012, term license revenues comprised approximately 49% of recurring revenues as compared to approximately 46% and 43% in fiscal years 2011 and 2010, respectively.

        When a customer purchases a term license together with implementation services, we do not recognize any revenue under the contract until the implementation services are substantially completed and then we recognize revenue ratably over the remaining term of the contract. If the implementation services are still in progress as of quarter-end, we will defer all of the contract revenues to a subsequent quarter. At the point professional services are substantially completed, we recognize the professional services fees earned and related expenses, and a pro-rata amount of the term license revenue based on the elapsed time from the start of the term license to the substantial completion of professional services. For example, we deferred net revenues of $3.2 million and $9.5 million in 2010 and 2011, respectively. During 2012, the revenue recognized from completed implementations exceeded the revenue deferred from projects in the process of being implemented, resulting in a net recognition of revenue of $1.0 million for fiscal 2012.

        In future periods, our revenues related to completed implementations may vary depending on the number of projects that reach substantial completion during the quarter. Term license revenue for the remaining contract years and the remaining deferred professional services revenue and related expenses are recognized ratably over the remaining contract term. The term license component of the deferred revenue balance will increase or decrease in the future depending on the amount of new term license bookings relative to the number of implementations that reach substantial completion in a particular quarter. Although our substantial revenue from recurring sources under our term license model provides us with longer term stability and more visibility in the short term, our quarterly net revenues and operating results may still fluctuate significantly depending on these and other factors. Our expense levels are relatively fixed in the short-term. Due to the fixed nature of these expenses, combined with the relatively high gross margin historically achieved on our products, an unanticipated decline in net revenues in any particular quarter may adversely affect our operating results.

        In addition, we experience seasonality in our licensing. We believe that this seasonality results primarily from customer budgeting cycles and expect this seasonality to continue in the future. The fourth quarter of the year typically has more licensing activity. That can result in ACV bookings and perpetual license fee revenue being the highest in the fourth quarter, followed by lower term license bookings and perpetual license revenue in the first quarter of the following year. This seasonality has been, and may be in the future, adversely affected by market downturns and uncertain economic conditions. Also, term licenses entered into during a quarter may not result in recognition of associated revenue until later quarters, as we begin recognizing revenue for such licenses when the related implementation services are substantially complete.

        Because of the above factors, we believe that quarter-to-quarter comparisons of our operating results are not necessarily reliable indicators of future performance.

Our stock price may fluctuate significantly.

        Like many other companies, our stock price has been subject to wide fluctuations in recent quarters as a result of market volatility. If ACV bookings, net revenues or earnings in any quarter or our financial guidance for future periods fail to meet the investment community's expectations, our stock price is likely to decline. Even if our ACV bookings, revenues or earnings meet or exceed expectations, our stock price is subject to decline in periods of high market volatility because our stock price is affected by trends in the financial services sector and by broader market trends unrelated to our performance. Unfavorable or uncertain economic and market conditions, which can be caused by many factors, including declines in economic growth, business activity or investor or business confidence; limitation on the availability or increases in the cost of credit or capital; increases in inflation, interest rates, exchange rate volatility, default rates or the price of basic commodities; corporate, political or other scandals that reduce investor confidence in capital markets; outbreaks of hostilities or other geopolitical instability; natural disasters or pandemics; or a combination of these or other factors, have adversely affected, and may in the future adversely affect, our business, profitability and stock price.

Our increased emphasis on delivering our products as Software-as-a-Service (SaaS) may give rise to risks that could harm our business.

        Currently, we offer our suite of products to our customers on premise and over the web on an Advent-hosted or third party-hosted basis. Advent OnDemand and Black Diamond are delivered over the web as our current SaaS product offerings. We plan to continue to expand our current and future SaaS product offerings, including making them available on mobile devices, and we believe that over time our SaaS-based product offerings will comprise an increasing share of our total recurring revenues as more customers adopt SaaS as their preferred solution. The SaaS-based delivery model may vary from the way we price and deliver our products to customers on premise under term licenses. The

SaaS-based model will require continued investment in product development and SaaS operations, and may give rise to a number of risks, including the following:

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  Increased competition from current or new SaaS-based solutions providers that offer lower priced or more advanced solutions;

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  Our increased focus on SaaS-based products may raise concerns among our installed, term license customer base;

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  Increased price competition with current or new competitors, resulting in eroding profit margins; and

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  We may incur higher operating costs and customer-information security risks associated with hosting large quantities of customer information.

        In addition, our reliance upon third-party service providers may expose us to risks arising from disruptions to, or failures in, the facilities and systems operated by such third parties. We currently serve customers from third-party-operated data center facilities. We do not control, or in some cases have limited control over, the operation of the data center facilities we use, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct, and to adverse events caused by operator error. We cannot rapidly switch to new data centers or move customers from one data center to another in the event of any adverse event. Despite precautions taken at these facilities, the occurrence of a natural disaster, an act of terrorism or other act of malfeasance, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our service and the loss of customer data.

        Any damage to, or failure of, the systems in any data center (whether operated by us or by a third-party service provider) could result in interruptions in our service. Impairment of or interruptions in our service may reduce our revenues, cause clients to request credits or penalties from us, subject us to claims and litigation, cause our customers to terminate their subscriptions and adversely affect our renewal rates and our ability to attract new customers. Even with respect to data centers that are operated for us by third-party service providers, we may not be able to negotiate service contracts with these service providers that will fully protect us from these risks. Our business will also be harmed if our customers and potential customers believe our service is unreliable.

Our outsourcing and data integration services are subject to risks that may harm our business.

        Our clients rely on our outsourcing and data services to meet their operational needs, including account aggregation and reconciliation. The amount and type of client-related data hosted by Advent also is substantially increasing, and we are providing outsourcing and data integration services in more jurisdictions outside the U.S. Furthermore, our business is becoming increasingly reliant on providing outsourcing and data services. This exposes the Company to many risks. In connection with cyber attacks and other intentional attempts at unauthorized access, our security measures and those of third parties upon whom we rely could be breached, resulting in unauthorized access to our information or our clients' information. Furthermore, due to the complexity of our services and because we also utilize third party data and other vendors, our services may have previously-undetected errors or defects, service disruptions, delays, or incomplete or incorrect data that could result in unanticipated downtime for our customers, misrouted or unauthorized access to data, failure to meet service levels and service disruptions. Such potential errors, defects, delays, disruptions, performance problems and security breaches may damage our clients' business, harm our reputation, result in losing future sales, require us to undertake expensive remediation steps, cause clients to withhold payment or terminate or not renew their agreements with us, and subject us to litigation and other possible liabilities.

If our relationship with Financial Times/Interactive Data is terminated, our business may be harmed.

        Many of our clients use our proprietary interface to retrieve pricing and other data electronically from Financial Times/Interactive Data ("FTID"). FTID pays us a commission which we classify as other recurring revenues. The commission is based on FTID's revenues from providing this data to our clients. Our software products have been customized to be compatible with their system and our software would need to be redesigned to operate with additional alternative data vendors if FTID's services were unavailable for any reason. Non-renewal of our current agreement with FTID would require at least two years' prior notice by either party and the agreement may be terminated upon 90 days' advance notice for an uncured material breach of the other party. While we have contracts with other data vendors for substantially similar financial data with which our products can be used, if our relationship with FTID was terminated or their services were unavailable to clients for any reason, we cannot be certain that we could enter into contracts with additional alternative data providers, or that other relationships would provide similar commission rates to us or if the amount of data used by our clients would remain the same, and our operating results could suffer or our resources could be constrained from the costs of redesigning our software.

If our large subscription-based clients or if our revenue sharing relationships are terminated, our business may be harmed.

        In recent years, Advent has periodically entered into contracts relating to our subscription, data management revenue streams and outsourced services with contract values that are substantially larger than we have customarily entered into in the past. We do not know whether we will be able to continue to sign large recurring revenue contracts of this nature or if such clients will renew their contracts at similar rates and terms, if at all. For example, we renewed our agreement with TIAA-CREF in the second quarter of 2013, but at lower annual fees than the original agreement, which will result in a decrease in revenues associated with that agreement. In addition, some of these types of agreements are subject to milestones, acceptance and penalties and there is no assurance that these agreements will be fully implemented. We also have revenue sharing agreements with other companies that provide revenue to Advent for our clients' use of those companies' services and products. Our operating results could be adversely impacted if these agreements are not fully implemented, terminated or not renewed, or if we are unable to continue to generate similar opportunities and enter similar or larger sized contracts in the future.

We must recruit and retain key employees.

        We believe that our future success is dependent on the continued employment of our senior management and our ability to identify, attract, motivate and retain qualified technical, sales and other personnel. Members of our executive management team have acquired specialized knowledge and skills with respect to Advent. We need technical resources such as our product development engineers to develop new products and enhance existing products; we rely upon sales personnel to sell our products and services and maintain healthy business relationships; we must recruit professional service consultants to support our implementations; we must hire client services personnel to provide technical support to our growing installed base of customers; and we must attract and retain financial and accounting personnel to comply with our public company reporting requirements. We need to identify, attract, motivate and retain such employees with the requisite education, backgrounds and industry experience. However, experienced high quality personnel in the information technology industry continue to be in high demand and competition for their talents remains intense, especially in the San Francisco Bay Area where the majority of our employees are located. In addition, from time to time, we may reorganize our business or reduce our workforce, as we did in late 2012, which may result in increased difficulty in hiring and retaining qualified personnel. Such reorganizations or reductions may distract our management and employees and may negatively impact our near-term financial results.

        We have relied on our ability to grant equity compensation as one mechanism for recruiting and retaining such highly skilled personnel. In making employment decisions, particularly in the high-technology industries and San Francisco Bay Area, job candidates often consider the value of the equity awards they are to receive in connection with their employment and market downturns may result in our equity incentives becoming less valuable.

        We may also choose to create additional performance and retention incentives in order to retain our employees, including the granting of additional stock options, restricted stock, restricted stock units, stock appreciation rights, performance shares or performance units to employees or issuing incentive cash bonuses. Such incentives may either dilute our existing stockholder base or result in unforeseen operating expenses, which may have a material adverse effect on our operating results, could result in our stock price falling or may not be valued as highly by our employees which may create retention issues.

We face challenges in expanding our operations outside the United States.

        We market and sell our products in the United States and, to a growing extent, outside the U.S. Revenues derived from sales outside the U.S. comprised 18%, 17% and 18% of our total revenues in the first half of 2013 and fiscal years 2012 and 2011, respectively. We have international subsidiaries in Hong Kong, China, Singapore, Denmark, Netherlands, Norway, Sweden, Switzerland, England, Ireland and in the United Arab Emirates.

        We cannot be certain that establishing businesses in other countries will produce the desired levels of revenues. If we are not successful in international market expansion, our overall future growth prospects may be limited. Also, worldwide and regional volatility in financial markets may disrupt our sales efforts in overseas markets. We have relatively limited experience in developing localized versions of our products and marketing and distributing our products outside the U.S. In other instances, we may rely on the efforts and abilities of business partners in such markets. For example, we previously outsourced certain engineering activities to a business partner located in China until we transitioned those contract developers to become employees of our Beijing office. In addition, our operations are subject to other inherent risks, including:

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  The impact of recessions and market fluctuations in economies both within and outside the United States;

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  Adverse changes in foreign currency exchange rates;

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  Greater difficulty in accounts receivable collection and longer collection periods;

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  Difficulty of enforcement of contractual provisions in local jurisdictions;

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  Unexpected changes in laws and regulatory requirements;

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  Trade-protection measures and export and import requirements;

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  Difficulties in successfully adapting our products to language, regulatory and technology standards;

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  Cultural resistance to expansion into other countries and difficulties establishing local partnerships or engaging local resources;

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  Difficulties in and costs of staffing and managing geographically dispersed operations;

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  Different levels of intellectual property right protections;

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  Sovereign debt issues;

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  Tax structures and potentially adverse tax consequences; and

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  Political and economic instability.

        The revenues, expenses, assets and liabilities of our subsidiaries outside the United States are primarily denominated in their respective local currencies. Future fluctuations in currency exchange rates may adversely affect revenues and accounts receivable recognized by these subsidiaries and the U.S. dollar value of related revenues, expenses, assets and liabilities reported by Advent. Our service revenues and certain license revenues from our European subsidiaries are generally denominated in their respective local currencies.

Difficulties in integrating our acquisitions and expanding into new business areas have impacted and could continue to impact our business adversely and we face risks associated with potential acquisitions, investments, divestitures and expansion.

        Periodically we seek to grow through the acquisition of additional complementary businesses. In October 2008, we completed the acquisition of Tamale Software, Inc., which provides research management software. In March 2010, our wholly-owned Norwegian subsidiary, Advent Norway AS, acquired the entire share capital of Goya AS, a Norwegian software company that provides transfer agency-related solutions to mutual fund managers and mutual fund distributors. More recently, in February 2011, Advent Software, Inc. acquired Syncova Solutions, Ltd., a United Kingdom-based company that provides margin management and debt finance reconciliation and optimization software and in June 2011, Advent Software, Inc. acquired Black Diamond, a Florida-based company that provides web-based, outsourced portfolio management and reporting platforms for independent advisors.

        The process of integrating our acquisitions has required and will continue to require significant resources, particularly in light of our relative inexperience in integrating acquisitions, potential regulatory requirements and operational demands. In particular, our Tamale acquisition reflects our entry into the research management software market, where we have no prior experience. Integrating these acquisitions in the past has been time-consuming, expensive and disruptive to our business. This integration process has strained our managerial resources, resulting in the diversion of these resources from our core business objectives, and may do so in the future. Failure to achieve the anticipated benefits of these acquisitions or to integrate the operations of these entities successfully has harmed and could potentially harm our business, results of operations and cash flows in future periods. The assumptions we made in determining the value and relative risks of these acquisitions could be erroneous. In addition, as we have expanded into new business areas and built new offerings through strategic alliances and internal development, as well as acquisitions, some of this expansion has required significant management time and resources without generating required revenues. We have had difficulty and may continue to have difficulty creating demand for such offerings. Furthermore, we may face other unanticipated costs from our acquisitions, such as disputes involving earn-out and incentive compensation amounts.

        We may make additional acquisitions of complementary companies, products or technologies in the future. In addition, we periodically evaluate the performance of all our products and services and may sell or discontinue current products, product lines or services, particularly as we focus on ways to streamline our operations. For example, in October 2009, we divested our MicroEdge subsidiary. Failure to achieve the anticipated benefits of any acquisition or divestiture could harm our business, results of operations and cash flows. Furthermore, we may have to incur debt, write-off investments, infrastructure costs or other assets, incur severance liabilities, write-off impaired goodwill or other intangible assets or issue equity securities to pay for any future acquisitions. Sufficient financing may not be available to us on sufficiently advantageous terms, or at all, and if our existing credit facility is inadequate to meet our needs its existence may make it significantly more difficult to acquire any additional debt. The issuance of equity securities could dilute our existing stockholders' ownership. Finally, we may not identify suitable businesses to acquire or negotiate acceptable terms for future acquisitions.

If we are unable to protect our intellectual property, we may be subject to increased competition that could seriously harm our business.

        Our success depends significantly upon our proprietary technology. We currently rely on a combination of copyright, trademark, patent and trade secret law, as well as confidentiality procedures and contractual provisions to protect our proprietary rights. We have registered trademarks and copyrights for many of our products and services and will continue to evaluate the registration of additional trademarks and copyrights as appropriate. We generally enter into confidentiality agreements with our employees, customers, resellers, vendors and others. We seek to protect our software, documentation and other written materials under trade secret and copyright laws. We also have four issued patents. Despite our efforts, existing intellectual property laws may afford only limited protection. It may be possible for unauthorized third parties to copy certain portions of our products or to reverse engineer or otherwise obtain and use our proprietary information. In addition, we cannot be certain that others will not develop or acquire substantially equivalent or superseding proprietary technology, equivalent or better products will not be marketed in competition with our products, or others may not design around any patent that we have or that may be issued to us or other intellectual property rights of ours, thereby substantially reducing the value of our proprietary rights. We cannot be sure that we will develop proprietary products or technologies that are patentable, that any patent, if issued, would operate to cover the differentiating features of our products and services, provide us with any competitive advantages or would not be challenged by third parties, or that the patents of others will not adversely affect our ability to do business. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or to obtain and use information that we regard as proprietary, and we may not have any effective practical remedy against such parties. In addition, the laws of some countries do not protect proprietary rights to as great an extent as do the laws of the United States and so our expansion into markets outside the U.S. may expose our proprietary rights to increased risks. Litigation may be necessary to protect our proprietary technology which may be time-consuming and expensive, with no assurance of success. As a result, we cannot be sure that our means of protecting our proprietary rights will be adequate.

If we infringe the intellectual property rights of others, we may incur additional costs or be prevented from selling our products and services.

        We cannot be certain that our products or services do not infringe the intellectual property rights of others, and from time to time we receive notices alleging infringement or other intellectual property-related claims. As a result, we may be subject to litigation and claims, including claims of misappropriation of trade secrets or infringement of patents, copyrights and other intellectual property rights of third parties that would be time-consuming and costly to resolve and may lead to unfavorable judgments or settlements. If such infringement or misappropriation claims are made against our customers because of our products and services, we may also be contractually required to indemnify such customers from and against such claims and resulting liabilities. If we discovered that our products or services violated the intellectual property rights of third parties, we may have to make substantial changes to our products or services or obtain licenses from such third parties. We might not be able to obtain such licenses on favorable terms or at all, and we may be unable to change our products successfully or in a timely or cost-effective manner. Failure to resolve an infringement matter successfully or in a timely manner would damage our reputation and force us to incur significant costs, including payment of damages, redevelopment costs, diversion of management's attention and satisfaction of indemnification obligations that we have with our clients, as well as prevent us from selling certain products or services.

Our investment portfolio may become impaired by deterioration of the capital markets.

        Our investment portfolio as of June 30, 2013 and December 31, 2012 consisted of U.S. government, foreign government and corporate debt securities and was classified as cash equivalents and marketable securities in our condensed consolidated balance sheets. We follow an established investment policy and set of guidelines to monitor and help mitigate our exposure to interest rate and credit risk. The policy sets forth credit quality standards and limits our exposure to any one issuer, as well as our maximum exposure to various asset classes.

        As a result of adverse financial market conditions, investments in some financial instruments may pose risks arising from recent market liquidity and credit concerns. As of June 30, 2013 and December 31, 2012, we had no impairment charges associated with our short-term investment portfolio relating to such adverse financial market conditions. Although we believe our current investment portfolio has very little risk of material impairment, we cannot predict future market conditions or market liquidity and can provide no assurance that our investment portfolio will remain materially unimpaired. In addition, the decrease in interest rates has materially decreased the interest income we receive on our investments.

Catastrophic events could adversely affect our business.

        We are a highly automated business and rely on our network infrastructure and enterprise applications, internal technology systems and our website for our development, marketing, operational, support, and sales activities. A disruption or failure of these systems in the event of major earthquake, fire, telecommunications failure, cyber-attack, terrorist attack or other catastrophic event could cause system interruptions, reputational harm, delays in our product development and loss of critical data and could affect our ability to sell and deliver products and services and other critical functions of our business. Our corporate headquarters, a significant portion of our research and development activities, our data centers and certain other critical business operations are located in the San Francisco Bay Area, which is a region of seismic activity. We have developed certain disaster recovery plans and certain backup systems to reduce the potentially adverse effect of such events, but a catastrophic event that results in the destruction or disruption of any of our data centers or our critical business or information technology systems could severely affect our ability to conduct normal business operations and, as a result, our future operating results could be adversely affected. Further, such disruptions could cause further instability in the financial markets or the spending of our clients and prospects upon which we depend.

        In addition to the severe market conditions in recent years, other catastrophic events such as abrupt political change, terrorist acts, conflicts or wars may cause damage or disruption to the economy, financial markets and our customers. The potential for future attacks, the responses to attacks or perceived threats to national security and other actual or potential conflicts, wars or political unrest have created many economic and political uncertainties in various countries and regions in which we operate. Although it is impossible to predict the occurrences or consequences of any such events, they could unsettle the financial markets or result in a decline in information technology spending, which could have a material adverse effect on our revenues.

Undetected errors or failures found in new products and services may result in loss of or delay in market acceptance of our products and services that could seriously harm our business.

        Our products and services may contain undetected errors or scalability limitations at any point in their lives, but particularly when first introduced or as new versions are released. We frequently release new versions of our products, such as during 2012, when we released new versions of APX, Axys, Geneva, Moxy and Tamale RMS, among others. Despite testing by us and by current and potential customers, errors may not be found in new products and services until after commencement of commercial shipments or use, resulting in a loss of or a delay in market acceptance, damage to our reputation, customer dissatisfaction and reductions in revenues and margins, any of which could seriously harm our business. Additionally, our agreements with customers that attempt to limit our exposure to liability claims may not be enforceable in jurisdictions where we operate, particularly as we expand into new markets outside the U.S.

Our principal stockholders have an influence over our business affairs and may make business decisions with which you disagree and which may adversely affect the value of your investment.

        After giving effect to the transactions contemplated by this offering, our founder and a fund associated with one of our directors will own or control, indirectly or directly, a substantial number of shares of our common stock (approximately 5.3% and 14.9%, respectively, as of July 31, 2013). In addition, repurchases of our stock by us such as the one contemplated as part of this offering or otherwise could increase the concentration of shares held by these parties or other current stockholders. As a result, either individually or if these parties were to act together, they would have the ability to exert significant influence on matters submitted to our stockholders for approval, such as the election or removal of directors, amendments to our certificate of incorporation or the approval of a business combination and they may attempt to influence the Company or effect changes in corporate governance. These actions may be taken even if they are opposed by other stockholders or it may be difficult to approve these actions without their consent and may cause management distraction. This concentration of ownership may also have the effect of delaying or preventing a change of control of our company or discouraging others from making tender offers for our shares, which could prevent our stockholders from receiving a premium for their shares.

Changes in securities laws and regulations may increase our costs or may harm demand.

        Most of our customers operate within a highly regulated environment. In light of the recent conditions in the U.S. financial markets and economy, Congress and regulators have increased their focus on the regulation of the financial services industry. The information provided by, or resident in, the software or services we provide to our customers could be deemed relevant to a regulatory investigation or other governmental or private legal proceeding involving our customers, which could result in requests for information from us that could be expensive and time consuming for us. In addition, clients subject to investigations or legal proceedings may be adversely impacted possibly leading to their liquidation, bankruptcy, receivership, reductions in Assets Under Management or Assets Under Administration, or diminished operations that would adversely affect our revenues and collection of receivables.

        Our customers must comply with governmental, self-regulatory organization and other rules, regulations, directives and standards. New legislation or changes in such rules, regulations, directives or standards may reduce demand for our services or increase our expenses. We develop, configure and market products and services to assist customers in meeting these requirements. New legislation, or a significant change in rules, regulations, directives or standards, could cause our services to become obsolete, reduce demand for our services or increase our expenses in order to continue providing services to clients.

        The Dodd-Frank Wall Street Reform and Protection Act of 2010 ("Dodd-Frank Act") represents a comprehensive overhaul of the financial services industry within the United States, established the new federal Bureau of Consumer Financial Protection (the "BCFP"), and requires the BCFP and other federal agencies to implement many new rules. While the general framework of the reforms is set forth in the Dodd-Frank Act, it provides for numerous studies and reports and the adoption and implementation of rules and regulations by regulatory agencies over the following four years to clarify and implement the Dodd-Frank Act's requirements fully.

        We believe that it is too early to know the precise long-term impact on our business of the increased regulation of financial institutions. While it could lead to increased demand for Advent's products and services, demand could be negatively impacted by the deferral of purchase decisions by our customers until the new regulations have been adopted and the full impact and expense of the new regulatory environment is more clearly understood. The Dodd-Frank Act contains numerous other provisions affecting financial institutions of all types, many of which may have an impact on our operating environment in substantial and unpredictable ways.

        Additionally, as a publicly-traded company, we are subject to significant regulations including the Dodd-Frank Act and the Sarbanes-Oxley Act of 2002 ("the Sarbanes-Oxley Act"). These regulations increase our accounting, operating and legal compliance costs and could also expose us to additional liability if we fail to comply with these or other new rules and reporting requirements. There are also significant corporate governance and executive compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas, which may further increase our costs.

Changes in, or interpretations of, accounting principles could result in unfavorable accounting charges.

        We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). These principles are subject to interpretation by us, the SEC and various bodies formed to interpret and create accounting principles and guidance. A change in these principles or a change in the interpretations of these principles can have a significant effect on our reported results and may even retroactively affect previously reported transactions. Additionally, proposed accounting standards could have a significant impact on our operational processes, revenues and expenses, and could cause unexpected financial reporting fluctuations. Some of our accounting principles that have been or may be affected include:

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  Software revenue recognition;

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  Accounting for stock-based compensation;

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  Accounting for income taxes; and

  •
  Accounting for business combinations and related goodwill.

        For example, the U.S.-based Financial Accounting Standards Board ("FASB") is currently working together with the International Accounting Standards Board ("IASB") on several projects intended to further align accounting principles and facilitate more comparable financial reporting between companies who are required to follow GAAP under SEC regulations and those who are required to follow International Financial Reporting Standards ("IFRS") outside of the U.S. These efforts by the FASB and IASB may result in different accounting principles under GAAP that may result in different financial results for us in areas including, but not limited to, principles for recognizing revenue, lease accounting and financial statement presentation. A change in accounting principles may have a material impact on our financial statements and may retroactively adversely affect previously reported transactions.

Changes in, or interpretations of, tax rules and regulations may adversely affect our effective tax rates.

        We are a U.S.-based multinational company subject to tax in multiple U.S. and Non-U.S. tax jurisdictions. Unanticipated changes in our tax rates could affect our future results of operations. Our future effective tax rates could be unfavorably affected by changes in, or interpretation of, tax rules and regulations in the jurisdictions in which we do business, by unanticipated decreases in the amount of revenue or earnings in countries with low statutory tax rates, by lapses of the availability of the U.S. research and development tax credit, or by changes in the valuation of our deferred tax assets and liabilities. In addition, we could be subject to examination of our income tax returns by state tax authorities, the U.S. Internal Revenue Service and other tax authorities outside the U.S. For example, we are currently undergoing a State of California franchise tax examination for the 2006 and 2007 tax years and a New York State franchise tax examination for the 2008, 2009 and 2010 tax years. These examinations generally focus on areas where considerable judgment is exercised by the Company. We regularly assess the likelihood of outcomes resulting from an examination to determine the adequacy of our provision for income taxes and have reserved for potential adjustments that may result from an examination. We believe such estimates to be reasonable; however, there can be no assurance that the final determination of any of these examinations will not have an adverse effect on our operating results and financial position.

Security risks may harm our business.

        Maintaining the security of computers, computer networks, hosted solutions and the transmission of confidential information over public networks, and protecting against cyber attacks, physical attacks, and other security breach incidents, is essential to commerce and communications, particularly in the market in which Advent operates. Efforts of others to seek unauthorized access to Advent's or its clients' information, computers and networks or introduce viruses, worms and other malicious software programs that disable or impair computers or corrupt data into our systems or those of our customers or other third parties, could disrupt or make our systems and services inaccessible or allow access to proprietary information and data of Advent or its clients. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments, could also be used by those seeking such unauthorized access and result in compromises or breaches of the security of our systems, data, products or services. Our security measures may be inadequate to prevent cyber attacks and other security breaches, exposing us to a risk of data loss, loss of data integrity, financial loss, harm to reputation, business interruption, litigation and other possible liabilities, as well as possibly requiring us to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by such breaches.

Potential changes in securities laws and regulations governing the investment industry's use of soft dollars may reduce our revenues.

        Some of our clients utilized trading commissions ("soft dollar arrangements") to pay for software products and services. During each of the first half of 2013 and fiscal years 2012 and 2011, the total value of Advent products and services paid with soft dollars was approximately 3% of our total billings. Such soft dollar arrangements could be impacted by changes in the regulations governing those arrangements.

        In July 2006, the SEC published an Interpretive Release that provides guidance on money managers' use of client commissions to pay for brokerage and research services under the safe harbor set forth in Section 28(e) of the Securities Exchange Act of 1934. The Interpretive Release clarifies that money managers may use client commissions ("soft dollars") to pay only for eligible brokerage and research services. Among other matters, the Interpretive Release states that eligible brokerage includes those products and services that relate to the execution of the trade from the point at which the money manager communicates with the broker-dealer for the purpose of transmitting an order for execution, through the point at which funds or securities are delivered or credited to the advised account. In addition, for potentially "mixed-use" items (such as trade order management systems) that are partly eligible and partly ineligible, the Interpretive Release states that money managers must make a reasonable allocation of client commissions in accordance with the eligible and ineligible uses of the items. Based on this guidance, our customers may change their method of paying all or a portion of certain Advent products or services from soft to hard dollars, and as a result reduce their usage of these products or services in order to avoid increasing expenses, which could cause our revenues to decrease.

If we fail to maintain an effective system of internal control, we may not be able to report our financial results accurately or our filings may not be timely. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

        Effective internal control is necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our business and operating results could be harmed. We have in the past discovered, and may in the future discover, areas of our internal control that need improvement including control deficiencies that may constitute material weaknesses.

        We do not expect that our internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Controls can be circumvented by individual acts of some persons, by collusion of two or more people, or by management override of the controls. Over time, controls may become inadequate because changes in conditions or deterioration in the degree of compliance with policies or procedures may occur. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

        Any failure to implement or maintain improvements in our internal control over financial reporting, or difficulties encountered in the implementation of these improvements in our controls, could cause significant deficiencies or material weaknesses in our internal controls and consequently cause us to fail to meet our reporting obligations. Any failure to implement or maintain required new or improved internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative impact on the trading price of our stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        This prospectus supplement and the accompanying prospectus include and incorporate forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act, including, but not limited to statements referencing our expectations relating to future revenues, expenses and operating margins. Forward-looking statements can be identified by the use of terminology such as "may," "will," "could," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," "intends" or other similar terms and the negative of such terms regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements include, among others, statements regarding the future of the investment management market and opportunities for us related thereto, future expansion, acquisition, divestment of or investment in other businesses, projections of revenues, future cost and expense levels, expected timing and amount of amortization expenses related to past acquisitions, future effective tax rates, future exchange rates, the adequacy of resources to meet future cash requirements, renewal rates, estimates or predictions of actions by customers, suppliers, competitors or regulatory authorities, future client wins, future hiring and future product introductions and acceptance. Such forward-looking statements are based on our current plans and expectations and involve known and unknown risks and uncertainties which may cause our actual results or performance to be materially different from any results or performance expressed or implied by such forward-looking statements. Such factors include, but are not limited to the "Risk Factors" set forth herein, as well as other risks identified from time to time in other Securities and Exchange Commission ("SEC") reports. You should not place undue reliance on our forward-looking statements, as they are not guarantees of future results, levels of activity or performance and represent our expectations only as of the date they are made.

USE OF PROCEEDS

        All shares of our common stock offered by this prospectus supplement will be sold by the selling stockholders. We will not receive any of the proceeds from the sale of these shares. The selling stockholders will pay any underwriting discounts and commissions and transfer taxes, if any, incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, printing expenses, and fees and expenses of counsel and accountants.

PRICE RANGE OF OUR COMMON STOCK

        Our common stock is listed on The NASDAQ Global Select Market and is traded under the symbol "ADVS." The following table sets forth on a per share basis the range of high and low prices of our common stock for the periods indicated as reported on The NASDAQ Global Select Market. On July 10, 2013, NASDAQ adjusted the price of our common stock downward by $9.00 in connection with the payment of the special cash dividend described below under "Dividend Policy," which adjustment is reflected in the table below.

	High	Low
Fiscal Year Ended 2011
First Quarter	$31.63	$26.26
Second Quarter	$29.09	$24.01
Third Quarter	$29.54	$19.18
Fourth Quarter	$29.42	$19.00
Fiscal Year Ended 2012
First Quarter	$28.30	$23.03
Second Quarter	$28.00	$24.26
Third Quarter	$28.19	$20.86
Fourth Quarter	$24.80	$20.85
Fiscal Year Ended 2013
First Quarter	$29.88	$21.50
Second Quarter	$35.40	$25.70
Third Quarter (through August 2, 2013)	$30.50	$26.10

        The last reported sale price of our common stock on August 2, 2013 on The NASDAQ Global Select Market was $30.50.

DIVIDEND POLICY

        On June 13, 2013, we announced a one-time special cash dividend of $9.00 per share. We paid the dividend in an aggregate amount of $470.1 million on July 9, 2013 to stockholders of record at the close of business on July 1, 2013. We do not currently pay a quarterly cash dividend. We have no present intention to pay any additional cash dividends on our common stock. Payment of cash dividends, if any, will be determined by our board of directors after consideration of our earnings, financial condition and other relevant factors such as our credit facility's restrictions on our ability to declare dividends in certain situations.

SELLING STOCKHOLDERS

        The following table presents information concerning the beneficial ownership of the shares of our common stock by the selling stockholders assuming 52,256,130 shares of common stock outstanding as of July 31, 2013, which includes 8,231,121 shares to be sold by the selling stockholders in connection with this offering, assuming full exercise of the underwriters' option to purchase additional shares.

        We intend to repurchase from the underwriters 1,600,000 of the shares of common stock that are the subject of this offering at the price at which the underwriters will purchase such shares from the selling stockholders in this offering.

        The information in the table below with respect to the selling stockholders is obtained from the selling stockholders. When we refer to the "selling stockholders" in this prospectus, we mean the selling stockholders listed in the table below as offering shares, as well as their pledgees, donees, assignees, transferees and successors and others who may hold any of the selling stockholders' interest.

        See "Certain Relationships and Related Transactions" below for a discussion of the material relationships between us and the selling stockholders.

	Shares beneficially owned prior to the offering				Shares beneficially owned after the offering(1)
	Number	Percent	Shares offered(1)		Number	Percent
SPO Partners II, L.P.(2)	7,526,521	14.4%	6,526,576	(3)	999,945	2.0%
San Francisco Partners, L.P.(4)	672,400	1.3%	583,068	(5)	89,332	0.2%
John H. Scully(6)	120,400	0.2%	120,400		0	0.0%
Phoebe Snow Foundation, Inc.(7)	31,800	0.1%	31,800		0	0.0%

(1)
Does not include shares that may be purchased from certain selling stockholders pursuant to the underwriters' option to purchase up to an additional 1,089,277 shares of common stock.

(2)
Owned directly by SPO Partners II, L.P. and indirectly by SPO Advisory Partners, L.P. in its capacity as the sole general partner of SPO Partners II, L.P. and SPO Advisory Corp., in its capacity as the sole general partner of SPO Advisory Partners, L.P.

(3)
If the underwriters exercise in full their option to purchase additional shares, SPO Partners II, L.P. will sell 999,945 additional shares in this offering.

(4)
Owned directly by San Francisco Partners, L.P. and indirectly by SF Advisory Partners, L.P. in its capacity as the sole general partner of SF Partners, L.P. and SPO Advisory Corp., in its capacity as the sole general partner of SF Advisory Partners, L.P.

(5)
If the underwriters exercise in full their option to purchase additional shares, San Francisco Partners, L.P. will sell 89,332 additional shares in this offering.

(6)
Includes 400 shares of the common stock held in Mr. Scully's individual retirement accounts, which are self-directed and 120,000 shares which are issuable upon exercise of options held by Mr. Scully that are exercisable within 60 days of July 31, 2013. Does not include 8,198,921 shares of common stock which may be deemed to be beneficially owned by Mr. Scully as a controlling person of SPO Advisory Corp. and 31,800 shares of the common stock which may be deemed to be beneficially owned by Mr. Scully as controlling person, director and executive officer of Phoebe Snow Foundation, Inc.

(7)
Held by Phoebe Snow Foundation, Inc. which may be deemed to be beneficially owned by Mr. Scully solely in his capacity as controlling person, director and executive officer of Phoebe Snow Foundation, Inc.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        John H. Scully is a managing director of SPO Advisory Corp. and Chairman of the Board of Directors of Advent.

UNDERWRITING

        The selling stockholders are offering the shares of common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of shares
J.P. Morgan Securities LLC.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Jefferies LLC
Sandler O'Neill & Partners, L.P.
Wedbush Securities Inc.

Total

        The underwriters are committed to purchase all of the shares of common stock offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitment of the non-defaulting underwriter may also be increased or the offering may be terminated.

        The underwriters propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $            per share. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        The underwriters have an option to buy up to 1,089,277 additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. To the extent this option to purchase additional shares is exercised for a number of shares of common stock less than the full amount of the option, the selling stockholders will provide shares to be sold pursuant to this option proportionally. The underwriters have 30 days from the date of this prospectus supplement to exercise this option to purchase additional shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

        We have entered into an agreement with the underwriters to purchase, subject to the completion of this offering, 1,600,000 shares of our common stock that are the subject of this offering, directly from such underwriters at a price per share equal to the price paid by the underwriters to purchase the shares from the selling stockholders in this offering. The repurchased shares will be retired and returned to the status of authorized and unissued shares.

        The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling stockholders per share of common stock. No underwriting fee will be paid to the underwriters with respect to the shares repurchased by us in this offering. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Per Share		Total
	Without option exercise	With full option exercise	Without option exercise	With full option exercise
Underwriting discounts and commissions paid by selling stockholders	$	$	$	$

        We estimate that the total expenses of this offering incurred by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, will be approximately $            . The selling stockholders estimate that the total expenses they will incur, including legal fees and fees and expenses payable to Solebury Capital LLC for certain financial consulting services, but excluding underwriting discounts and commissions, will be approximately $            . The underwriters have agreed to reimburse certain fees and expenses incurred by the selling stockholders related to this offering.

        A prospectus supplement in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

        For a period of 90 days after the date of this prospectus supplement, we have agreed that we will not (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock, or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, other than the shares of our common stock to be sold hereunder and certain other exceptions. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, except that such extension shall not apply if, (i) within three business days prior to the 15th calendar day before the last day of the 90-day restricted period, the Company delivers a certificate to the Representatives signed by the Chief Financial Officer or Chief Executive Officer of the Company, certifying on behalf of the Company that (A) the shares of Common Stock are "actively traded securities" (as defined in Regulation M) and (B) the Company meets the applicable requirements of paragraph (a)(1) of Rule 139 under the Securities Act of 1933, as amended, in the manner contemplated by NASD Conduct Rule 2711(f)(4), and (ii) the Underwriters, in their sole discretion, determine that the provisions of NASD Conduct Rule 2711(f)(4) are not applicable to any research reports relating to the Company published or distributed by any of the Underwriters during the 15 days before or after the last day of the 90-day restricted period (before giving effect to such extension).

        Our directors and executive officers and the selling stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 75 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers and investors in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 75-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the 75-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 75-day restricted period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, except that such extension shall not apply if, (i) within three business days prior to the 15th calendar day before the last day of the 75-day restricted period, the Company delivers a certificate to the Representatives signed by the Chief Financial Officer or Chief Executive Officer of the Company, certifying on behalf of the Company that (A) the shares of Common Stock are "actively traded securities" (as defined in Regulation M) and (B) the Company meets the applicable requirements of paragraph (a)(1) of Rule 139 under the Securities Act of 1933, as amended, in the manner contemplated by NASD Conduct Rule 2711(f)(4), and (ii) the Underwriters, in their sole discretion, determine that the provisions of NASD Conduct Rule 2711(f)(4) are not applicable to any research reports relating to the Company published or distributed by any of the Underwriters during the 15 days before or after the last day of the 75-day restricted period (before giving effect to such extension).

        Our directors and executive officers may also enter into new Rule 10b5-1 trading plans as long as no trades of shares of common stock will occur under the trading plan during the restricted period and no filing or public announcement under the Exchange Act or otherwise is made in connection with entering into such a plan during the restricted period.

        J.P. Morgan Securities LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

        On May 10, 2013, investment funds affiliated with SPO Advisory Corp. sold an aggregate of 7,542,279 shares of our common stock to investment funds affiliated with TPG Capital. As a holder of over 10% of our common stock, TPG Capital and its affiliated entities are subject to the requirements of Section 16 under the Exchange Act of 1934 and Rule 144 under the Securities Act of 1933. Shares held by such entities will not be eligible for sale under Rule 144 until November 10, 2013, and until this date any sales would also be subject to the short swing profit rules under Section 16.

        We and the selling stockholders have agreed to indemnify the several underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933.

        Our common stock is listed on The NASDAQ Global Select Market under the symbol "ADVS."

        In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

        These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Global Select Market, as applicable, in the over-the-counter market or otherwise.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. For instance, certain affiliates of the underwriters are lenders under our existing senior secured credit facilities. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed and may, from time to time, in the future provide us with investment banking, financial advisory or other services for which they may receive customary compensation. For example, affiliates of certain of the representatives are lenders under our credit facility, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is the syndication agent and an affiliate of J.P. Morgan Securities LLC is the administrative agent for our credit facility.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

        Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the securities offered by this prospectus supplement and accompanying prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement and accompanying prospectus may not be offered or sold, directly or indirectly, nor may this prospectus supplement and accompanying prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement and accompanying prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement and accompanying prospectus. This prospectus supplement and accompanying prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities referred to by this prospectus supplement and accompanying prospectus in any jurisdiction in which such an offer or solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area (each, a "Relevant Member State"), no offer of shares may be made to the public in that Relevant Member State other than:

  A.
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  B.
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

  C.
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

    provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

        The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

        This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

        For the purpose of the above provisions, the expression "an offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

        In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission ("ASIC"), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the shares may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

        The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

        The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

        The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

  (a)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (b)
  where no consideration is or will be given for the transfer;

  (c)
  where the transfer is by operation of law;

  (d)
  as specified in Section 276(7) of the SFA; or

  (e)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

 LEGAL MATTERS

        The validity of the shares offered by this prospectus supplement has been passed upon for Advent Software, Inc. by Wilson Sonsini Goodrich and Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Cooley LLP, Palo Alto, California.

EXPERTS

        The consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control Over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2012 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

Advent Software, Inc.

8,351,121 SHARES OF COMMON STOCK

        This prospectus relates to the resale from time to time of up to 8,351,121 shares of common stock (which we refer to as the "shares") of Advent Software, Inc. by the selling stockholders identified in this prospectus. We will not receive any proceeds from the sale of the shares. You should read this prospectus and any applicable prospectus supplement before you invest.

        This prospectus describes some of the general terms that may apply to our common stock. Each time any common stock is offered pursuant to this prospectus, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the accompanying prospectus supplement, as well as the documents incorporated by reference herein or therein, carefully before you make your investment decision.

        This prospectus may not be used to offer and sell shares of our common stock unless accompanied by a prospectus supplement or a free writing prospectus.

        The shares of our common stock may be sold at fixed prices, prevailing market prices at the times of sale, prices related to the prevailing market prices, varying prices determined at the times of sale or negotiated prices. The shares of our common stock offered by this prospectus and the accompanying prospectus supplement may be offered by the selling stockholders directly to investors or to or through underwriters, dealers or other agents. The prospectus supplement for each offering will set forth the names of any underwriters, dealers or agents involved in the offering and any applicable fees, commissions or discount arrangements.

        Our common stock is traded on The NASDAQ Global Select Market under the symbol "ADVS." On August 2, 2013, the closing sale price of the common stock on NASDAQ was $30.50 per share. You are urged to obtain current market quotations for the common stock.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 2.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The date of this prospectus is August 5, 2013.

        This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process. Under this shelf registration process, the selling stockholders may sell shares of our common stock. This prospectus provides you with a general description of the securities the selling stockholders may offer. Each time the selling stockholders sell securities under this shelf registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

        We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus, the accompanying supplement to this prospectus and any free writing prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus, the accompanying prospectus supplement or any free writing prospectus. This prospectus, the accompanying supplement to this prospectus and any free writing prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus, the accompanying supplement to this prospectus or any free writing prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus, the accompanying prospectus supplement or any free writing prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus, any accompanying prospectus supplement or any free writing prospectus is delivered or securities are sold on a later date.

        Unless expressly stated or the context otherwise requires, the terms "we", "our", "us", the "Company" and "Advent" refer to Advent Software, Inc. and its subsidiaries. Unless otherwise indicated, all references to number of shares and to per share information (except shares authorized) have been retroactively adjusted to reflect a two-for-one stock split which occurred on January 18, 2011 and references to share prices after July 9, 2013 include a downward adjustment by NASDAQ of $9.00 to the price of our common stock in connection with a special cash dividend paid on July 9, 2013.

ii

PROSPECTUS SUMMARY

        This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors."

 Overview

        Advent Software, Inc. was founded and incorporated in 1983 in California and reincorporated in Delaware in November 1995. We offer software products and services for automating and integrating certain mission-critical functions across the investment management organization, as well as between the investment management organization and external parties. Our products are intended to increase operational efficiency, improve the accuracy of client information and enable better decision-making. Each solution focuses on specific data and work flows of the investment management organization (portfolio accounting and reporting; trade order management and post-trade processing; research management; account management; and custodial reconciliation) and is designed to meet the needs of a particular market segment of the investment management industry, as determined by size, assets under management and complexity of the investment process.

        Our business derives revenues from the development, marketing and sale of software products, hosting services, data interfaces and related maintenance and services that automate, integrate and support certain mission-critical functions of investment management organizations around the world.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. The prospectus supplement applicable to each offering of our common stock will contain a discussion of the risks applicable to an investment in our common stock. Prior to making a decision about investing in our common stock, you should carefully consider the specific factors discussed under the heading "Risk Factors" in the applicable prospectus supplement, together with all of the other information contained or incorporated by reference in the prospectus supplement or appearing or incorporated by reference in this prospectus. You should also consider the risks, uncertainties and assumptions discussed under "Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and any updates described in our Quarterly Reports on Form 10-Q, all of which are incorporated herein by reference, and may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future and any prospectus supplement related to a particular offering. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. The occurrence of any of these known or unknown risks might cause you to lose all or part of your investment in the offered securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        This prospectus and any accompanying prospectus supplement include and incorporate forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act, including, but not limited to statements referencing our expectations relating to future revenues, expenses and operating margins. Forward-looking statements can be identified by the use of terminology such as "may," "will," "could," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," "intends" or other similar terms and the negative of such terms regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements include, among others, statements regarding the future of the investment management market and opportunities for us related thereto, future expansion, acquisition, divestment of or investment in other businesses, projections of revenues, future cost and expense levels, expected timing and amount of amortization expenses related to past acquisitions, future effective tax rates, future exchange rates, the adequacy of resources to meet future cash requirements, renewal rates, estimates or predictions of actions by customers, suppliers, competitors or regulatory authorities, future client wins, future hiring and future product introductions and acceptance. Such forward-looking statements are based on our current plans and expectations and involve known and unknown risks and uncertainties which may cause our actual results or performance to be materially different from any results or performance expressed or implied by such forward-looking statements. Such factors include, but are not limited to the "Risk Factors" set forth herein, as well as other risks identified from time to time in other Securities and Exchange Commission ("SEC") reports. You should not place undue reliance on our forward-looking statements, as they are not guarantees of future results, levels of activity or performance and represent our expectations only as of the date they are made.

USE OF PROCEEDS

        We are filing the registration statement of which this prospectus is a part to permit the selling stockholders to resell such shares. We will not receive any proceeds from the sale of shares by the selling stockholders.

 SELLING STOCKHOLDERS

        The following table presents information concerning the beneficial ownership of the shares of our common stock by the selling stockholders assuming 52,256,130 shares of common stock outstanding as of July 31, 2013, which includes 8,231,121 shares to be sold by the selling stockholders in connection with this offering, assuming full exercise of the underwriters' option to purchase additional shares.

        We intend to repurchase from the underwriters 1,600,000 of the shares of common stock that are the subject of this offering at the price at which the underwriters will purchase such shares from the selling stockholders in this offering.

        The information in the table below with respect to the selling stockholders is obtained from the selling stockholders. When we refer to the "selling stockholders" in this prospectus, we mean the selling stockholders listed in the table below as offering shares, as well as their pledgees, donees, assignees, transferees and successors and others who may hold any of the selling stockholders' interest.

        See "Certain Relationships and Related Transactions" below for a discussion of the material relationships between us and the selling stockholders.

	Shares beneficially owned prior to the offering			Shares beneficially owned after the offering
			Shares offered
	Number	Percent		Number	Percent
SPO Partners II, L.P.(1)	7,526,521	14.4%	7,526,521	0	0.0%
San Francisco Partners, L.P.(2)	672,400	1.3%	672,400	0	0.0%
John H. Scully(3)	120,400	0.2%	120,400	0	0.0%
Phoebe Snow Foundation, Inc.(4)	31,800	0.1%	31,800	0	0.0%

(1)
Owned directly by SPO Partners II, L.P. and indirectly by SPO Advisory Partners, L.P. in its capacity as the sole general partner of SPO Partners II, L.P. and SPO Advisory Corp., in its capacity as the sole general partner of SPO Advisory Partners, L.P.

(2)
Owned directly by San Francisco Partners, L.P. and indirectly by SF Advisory Partners, L.P. in its capacity as the sole general partner of SF Partners, L.P. and SPO Advisory Corp., in its capacity as the sole general partner of SF Advisory Partners, L.P.

(3)
Includes 400 shares of the common stock held in Mr. Scully's individual retirement accounts, which are self-directed and 120,000 shares which are issuable upon exercise of options held by Mr. Scully that are exercisable within 60 days of July 31, 2013. Does not include 8,198,921 shares of common stock which may be deemed to be beneficially owned by Mr. Scully as a controlling person of SPO Advisory Corp. and 31,800 shares of the common stock which may be deemed to be beneficially owned by Mr. Scully as controlling person, director and executive officer of Phoebe Snow Foundation, Inc.

(4)
Held by Phoebe Snow Foundation, Inc. which may be deemed to be beneficially owned by Mr. Scully solely in his capacity as controlling person, director and executive officer of Phoebe Snow Foundation, Inc.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        John H. Scully is a managing director of SPO Advisory Corp. and Chairman of the Board of Directors of Advent.

 DESCRIPTION OF CAPITAL STOCK

        The following discussion is a summary of the terms of our capital stock, our amended and restated certificate of incorporation and our amended and restated bylaws, as well as certain applicable provisions of Delaware law. The following is only a summary and is qualified in its entirety by reference to all applicable laws and to the provisions of our amended and restated certificate of incorporation, amended and restated bylaws and other agreements, copies of which are available as set forth under the heading "Where You Can Find More Information."

Common Stock

        Our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.01 per share. As of July 31, 2013, there were 52,256,130 shares of common stock outstanding. The holders of our common stock are entitled to the following rights:

  Voting Rights

        The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have cumulative voting rights. A majority of the votes cast is required for the election of any nominee for director.

  Dividends

        Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

  Rights upon Liquidation

        In the event of a liquidation, dissolution or winding up of the company, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.

  Other Rights and Preferences

        Holders of our common stock have no preemptive, conversion or redemption rights. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

  Listing

        Our common stock is listed on The NASDAQ Global Select Market under the symbol "ADVS."

  Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Preferred Stock

        Our board of directors is authorized to provide for the issuance of up to 2,000,000 shares of preferred stock, par value $0.01 per share, in one or more series. Our board of directors is authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock and, to fix the number of shares of any such series of preferred stock and the designation of any such series of preferred stock. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. Additionally, the issuance of preferred stock may decrease the market price of our common stock. At present, we have no plans to issue any preferred stock.

Delaware Anti-Takeover Statute

        We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover statute that provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an "interested stockholder" and may not engage in certain "business combinations" with the corporation for a period of three years from the time such person acquired 15% or more of the corporation's voting stock, unless (1) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans) or (3) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of two-thirds of the holders of the outstanding voting stock that is not owned by the interested stockholder. The applicability of this provision to us is expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price of our shares.

Anti-Takeover Effects of Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

        Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These include provisions that:

  •
  authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include voting, approval, dividend or other rights or preferences superior to the rights of the holders of common stock;

  •
  prohibit common stockholders from acting by written consent;

  •
  provide that our board of directors is expressly authorized to adopt, amend or repeal our amended and restated bylaws;

  •
  provide that the stockholders can only adopt, amend or repeal our amended and restated bylaws with the affirmative vote of a majority of the total voting power;

  •
  establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

  •
  prohibit stockholders from calling special meetings.

        These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of our company.

Limitation on Liability

        Section 102(b) of the Delaware General Corporation Law authorizes a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to a corporation or its stockholders for monetary damages for breach or alleged breach of the director's "duty of care." While this statute does not change the directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The statute has no effect on a director's duty of loyalty or liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, illegal payment of dividends or stock redemptions or repurchases, or for any transaction from which the director derives an improper personal benefit. As permitted by the statute, the Company has adopted provisions in its certificate of incorporation which eliminate to the fullest extent permissible under Delaware law the personal liability of its directors to the Company and its stockholders for monetary damages for breach or alleged breach of their duty of care.

        Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors, employees and agents of a corporation. The bylaws of the Company provide for indemnification of its directors, officers, employees and agents to the full extent permitted by Delaware law, including those circumstances in which indemnification would otherwise be discretionary under Delaware law. The Company's bylaws also empower the Company to enter into indemnification agreements with its directors and officers and to purchase insurance on behalf of any person whom it is required or permitted to indemnify. The Company has entered into agreements with its directors and its executive officers that require the Company to indemnify such persons to the fullest extent permitted under Delaware law against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of the Company or any of its affiliated enterprises. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. The Company intends to enter into indemnification agreements with any new directors and executive officers in the future.

        Section 145 of the Delaware General Corporation Law provides for indemnification in terms sufficiently broad to indemnify such individuals, under certain circumstances, for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

        We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

 PLAN OF DISTRIBUTION

        The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term "selling stockholders" includes pledgees, donees, assignees, transferees and successors and others who may hold any of the selling stockholders' interest. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then-current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

  •
  purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  •
  block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  an over-the-counter distribution in accordance with the rules of The NASDAQ Global Select Market;

  •
  a marketed follow on offering;

  •
  in privately negotiated transactions; and

  •
  in options transactions.

        In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

        To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

        In offering the shares covered by this prospectus, any broker-dealers who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. The compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

        The specific terms of the lock-up provisions, if any, in respect of any given offering will be described in the applicable prospectus supplement.

        In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their respective affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

        At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered, the method of distribution and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

        We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

 LEGAL MATTERS

        The validity of the shares offered by this prospectus has been passed upon for Advent Software, Inc. by Wilson Sonsini Goodrich and Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

        The consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2012 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

 WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

        This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the Registration Statement from the SEC at the address listed above or from the SEC's Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the sale of all the shares covered by this prospectus, in each case other than any documents or portions thereof that are "furnished" and not deemed "filed" with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our Current Reports on Form 8-K or Form 8-K/A unless, and except to the extent, specified in such Current Report:

          (1)   Our Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 28, 2013;

          (2)   Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013, as filed with the SEC on May 8, 2013 and August 5, 2013, respectively;

          (3)   The information specifically incorporated by reference into the Annual Report from our definitive proxy statement on Schedule 14A, filed with the SEC on March 28, 2013;

          (4)   Our Current Reports on Form 8-K, as filed with the SEC on February 4, 2013, May 15, 2013, June 13, 2013 and June 14, 2013; and

          (5)   The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC in November 1995.

        A statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this prospectus.

        You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

Advent Software, Inc.
600 Townsend Street
San Francisco, CA 94103
Attention: Investor Relations
Telephone: (415) 543-7696